UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-29640
CUSIP NUMBER 203 916 101

(Check One)   [X]  Form 10-K   [  ]   Form 20-F    [  ]   Form 11-K   [  ]   Form 10-Q    [  ]  Form 10-D   [  ]   Form N-SAR
          Form N-CSR

For Period Ended:  December 31, 2011
[  ]    Transition Report on Form 10-K
[  ]    Transition Report on Form 20-F
[  ]    Transition Report on Form 11-K
[  ]    Transition Report on Form 10-Q
[  ]    Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

   Community First Bancorporation
   Full Name of Registrant

   N/A
   Former Name if Applicable

   449 Highway 123 ByPass
   Address of Principal Executive Office (Street and Number)

   Seneca, South Carolina 29678
   City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)  [X]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

          N/A

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the Registrant’s receiving information in late March 2012 regarding the appraised value of real estate owned and securing loans and from an outside review of certain of Registrant’s loans, the Registrant has determined to substantially increase its allowance for loan losses and record additional losses with respect to certain loans which has, in turn, necessitated the review and recalculation of several other items in Registrant’s financial statements and disclosures related thereto.  The ensuing delay in finalizing the financial statements made it impossible for the Registrant to timely file its Form 10-K for the year ended December 31, 2011, without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

     Frederick D. Shepherd, Jr.
 (Name)

         (864) 886-0206
(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).      [X]  Yes    [  ]   No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  [X]  Yes    [  ]   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net Income for 2010 was $1.1 million.  Net income for 2011 will be negative.  The 2011 amount is currently estimated to be approximately ($3.3 million).

Community First Bancorporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2012                                                                                By:           s/Frederick D. Shepherd, Jr.
    Frederick D. Shepherd, Jr.
                President and Chief Executive Officer